UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported): March 29, 2019 (March 26, 2019)

MODERN MEDIA ACQUISITION CORP.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-38092	47-1277598
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3414 Peachtree Road, Suite 480 Atlanta, GA	30326
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (404) 443-1182

None

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Contribution Promissory Note

On March 26, 2019, Modern Media Acquisition Corp. (the “Company”) executed and delivered to the Company’s sponsor, Modern Media Sponsor, LLC (the “Sponsor”), a promissory note in the principal amount of up to $1,966,000 (the “Note”). The Note was executed and delivered in connection with the previously disclosed agreement by the Sponsor to contribute to the Company as a loan $0.0333 for each share of the Company’s common stock, par value $0.0001 per share (“Common Stock”), that was issued in the Company’s initial public offering and not redeemed in connection with the Company’s February 13, 2019 charter amendment, for each monthly period (commencing on February 17, 2019 and through the 16th day of each subsequent calendar month) or portion thereof (on a prorated basis), until the Company consummates its initial business combination (the “Contribution”). The Sponsor is the beneficial owner of approximately 25% of the Company’s outstanding Common Stock.

The Note evidences the Company’s obligation to repay all loans to be made by the Sponsor pursuant to the Contribution, which aggregate amount will constitute the principal amount payable under the Note. The Note will not bear interest. The Sponsor may elect to convert all or any portion of the principal balance of the Note into a number of warrants (the “Warrants”) to purchase shares of Common Stock. Each $1.00 of such principal balance shall be convertible into one Warrant. The entire unpaid principal balance of the Note, less any amounts converted into Warrants, is payable on the date on which the Company consummates its initial business combination. The Sponsor may declare the Note to be immediately due and payable upon the occurrence of any event of default as specified in the Note.

The foregoing description of the Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Note, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Amendment to Right Agreement

As previously disclosed, the Company, Akazoo Limited, a private company limited by shares incorporated under the laws of Scotland (“Akazoo”), Apostolos N. Zervos, acting in accordance with article 100-17 of the Luxembourg Company Act, on behalf and in the name of Unlimited Music S.A., a Luxembourg public limited company (société anonyme), and Modern Media LLC, a Georgia limited liability company acting in accordance with article 100-17 of the Luxembourg Company Act, on behalf and in the name of Modern Media Acquisition Corp. S.A., a Luxembourg public limited company (société anonyme) (“PubCo”), entered into a Business Transaction Agreement dated as of January 24, 2019 (the “Business Transaction Agreement”). Pursuant to the Business Transaction Agreement, the Company and Akazoo agreed, subject to the terms and conditions of the Business Transaction Agreement, to effect a combination of their respective businesses (the “Business Combination”).

On March 29, 2019, in connection with and pursuant to the Business Transaction Agreement, the Company and Continental Stock Transfer & Trust Company (the “Rights Agent”) entered into an amendment (the “Amendment”) to the Right Agreement, dated as of May 17, 2017, between the Company and the Rights Agent (as amended, the “Right Agreement”). Pursuant to the Amendment, immediately prior to the merger of the Company with and into PubCo per the Business Combination, the rights (each, a “Right” and collectively, the “Rights”) of the Company will be converted into shares of Common Stock. In accordance with the terms of the Right Agreement, the Rights of each holder will be converted into the number of shares of Common Stock equal to the product of (a) 0.1, multiplied by (b) the number of Rights held by such holder, rounded up to the nearest whole number. At such time, such shares of Common Stock will be validly issued and outstanding.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 under the heading “Contribution Promissory Note” is incorporated herein by reference.

Item 3.03	Material Modification to Rights of Security Holders.

The information set forth in Item 1.01 under the heading “Amendment to Right Agreement” is incorporated herein by reference.

Additional Information About the Business Combination

In connection with the proposed Business Combination, PubCo filed a Registration Statement on Form F-4 (No. 333-229613) that includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to holders of the Company’s common stock, par value $0.0001 per share, in connection with the solicitation by the Company of proxies for the vote by the stockholders on the Business Combination as well as the prospectus covering the registration of the ordinary shares, nominal value of €0.01 per share, and warrants, of PubCo, to be issued in connection with the Business Combination. When finalized, the Company will mail the proxy statement/prospectus to its stockholders. The Company’s stockholders are urged to read the definitive proxy statement/prospectus regarding the Business Combination when it becomes available as it will contain important information regarding the Company, Akazoo, PubCo, the Business Combination, the agreements relating thereto and related matters. When available, you will be able to obtain copies of all documents regarding the Business Combination and other documents filed by the Company or PubCo with the SEC, free of charge, at the SEC’s website (www.sec.gov) or by contacting the Company at 3414 Peachtree Road, Suite 480, Atlanta, Georgia 30326, Attention: Corporate Secretary.

Participants in the Solicitation

The Company, Akazoo, PubCo and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from the Company’s stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of the Company’s stockholders in connection with the Business Combination will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more information about the Company’s directors and executive officers in the Company’s Annual Report on Form 10-K for the year ended March 31, 2018, filed with the SEC on June 29, 2018. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Company’s definitive proxy statement/prospectus when it becomes available, which can be obtained free of charge from the sources indicated above, when available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Number	Description

4.1	First Amendment to Right Agreement, dated as of March 29, 2019, between Modern Media Acquisition Corp. and Continental Stock Transfer & Trust Company

10.1	Promissory Note delivered to Modern Media Sponsor, LLC, dated as of February 17, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MODERN MEDIA ACQUISITION CORP.

Date: March 29, 2019	By:	/s/ Lewis W. Dickey, Jr.
Name: Lewis W. Dickey, Jr.
Title: President and Chief Executive Officer